Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

October 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Tara Harkins
Kevin Kuhar
Jane Park
Tim Buchmiller

Re:	Coya Therapeutics, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 7, 2022 CIK No. 0001835022

Ladies and Gentlemen:

On behalf of Coya Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated October 19, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”),  regarding the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1, submitted on October 7, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is confidentially submitting a further amended registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Securities and Exchange Commission

Division of Corporation Finance

October 28, 2022

Amendment 1 to Form S-1 Draft Registration Statement

Prospectus Summary, page 1

1.

We note your revised disclosure in response to prior comment 6 that death in certain animals was observed at the highest dose for your COYA 201 product candidate. Please revise here and elsewhere in the prospectus to specify the number of deaths observed in your preclinical mouse study. Please also clarify whether the primary endpoints for your preclinical and clinical trials were met, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on pages 1, 25 and 80 to include the requested disclosure.

Our Pipeline, page 3

2.	We note your response to prior comment 8, which we reissue in part. Please revise your pipeline table here and on page 67 to include a separate column for Phase 3 trial.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on pages 3 and 72 to include the requested disclosure.

We rely on third parties to manufacture our product candidates..., page 34

3.

We acknowledge your revised disclosure in response to prior comment 12. We note that you have entered into a material transfer agreement with ThermoFisher Scientific to manufacture your autologous Treg cell therapy. Please expand your disclosure on the materiality of your arrangement with ThermoFisher Scientific. If material, please disclose the material terms of the agreement and file such agreement as an exhibit to the registration statement or provide analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K. Please also identify the foreign pharmaceutical manufacture for the supply of the antibody for the COYA 302 product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and has removed reference to this agreement as the Company believes it is immaterial. The Company advises the Staff that when, if ever, the Company enters into a Supply Agreement, the Company will reassess its disclosure obligations under Item 601 of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

October 28, 2022

If securities or industry analysts do not publish research or reports..., page 45

4.	We note your revised disclosure in response to prior comment 14, which we reissue in part. Please revise your disclosure to indicate that you may not obtain analyst coverage.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 45 to include the requested disclosure.

COYA 302, page 70

5.

We note your response to prior comment 20, which we reissue in part. We refer to your disclosure on page 70 relating to preclinical in vitro and proof of concept human clinical studies conducted by Dr. Appel for your COYA 302 product candidate, which showed "adequate tolerability" and "promising clinical activity" in patients with neurodegenerative diseases. Please expand your disclosure to discuss the design, scope, primary endpoints and whether any adverse events were observed; whether the studies were powered to show statistical significance; and revise your characterizations of the preclinical trials to discuss the data, rather than drawing conclusions from the results.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on pages 72 to include the requested disclosure.

COYA 101, page 73

6.

We note the deleted reference to constructive feedback from the FDA on page 74 in response to prior comment 24, which we reissue in part. We note two remaining references to recommendations made by the FDA relating to your Phase 1 study on page 76. Please revise accordingly or expand your disclosure to discuss the feedback received from the FDA.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on pages 76 and 77 to remove the referenced disclosure.

Securities and Exchange Commission

Division of Corporation Finance

October 28, 2022

7.

We note your expanded disclosure of the Phase 1 and Phase 2a studies of your COYA 101 product candidate, which include references to standard deviations. Please expand your disclosure to address related statistical significance and/or p-values. Please also discuss the meaning of the asterisks, where appropriate, in the graphics on page 77.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 80 to include the requested disclosure.

Methodist License Agreement, page 80

8.

We note your revised disclosure in response to prior comment 27, which we reissue in part. We refer to your disclosure on page 81 of royalties equal to high-single digit to "low-double digit" percentages of annual worldwide net sales of such licensed product. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rate that does not exceed ten percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 84 to include the requested disclosure.

ARScience Biotherapeutics, Inc. License Agreement, page 181

9.

We note your disclosure of your license agreement with ARScience Biotherapeutics, Inc. Please revise your disclosure on page 81 to disclose the upfront fee and the aggregate amounts paid to date under the agreement

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on pages 84 and 85 to include the requested disclosure.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard Berman, Ph.D., Coya Therapeutics, Inc.